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         FORM 3
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                   30(f) of the Investment Company Act of 1940


(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Merck & Co. Inc.
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   (Last)                            (First)              (Middle)

     One Merck Drive
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                                    (Street)

   Whitehouse Station,                 New Jersey           08889
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     7/30/99
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)

     22-1109110
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     SIBIA Neurosciences, Inc.                           (Symbol NASDAQ:  SIBI)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

     (See attached)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________


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             Table I -- Non-Derivative Securities Beneficially Owned
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
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

   Common Stock, par value
   $0.001 per share                       5,308,897 (see attached)      (I)               (see attached)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).


                                                                 SEC 1473 (8-99)
                                                                     Page 1 of 3
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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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


Explanation of Responses:

      This Initial Statement of Beneficial Ownership on Form 3 (this "Form 3") is being filed by Merck & Co., Inc. a New Jersey corporation ("Merck") and MC Subsidiary Corp. ("Merger Sub") a direct wholly owned subsidiary of Merck. On July 30, 1999, Merck, Merger Sub and SIBIA Neurosciences, Inc. a Delaware corporation ("SIBIA") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of SIBIA with and into Merger Sub. Simultaneously with the execution and delivery of the Merger Agreement, Merger Sub entered into a Shareholders Agreement dated July 30, 1999 (the "Shareholders Agreement") with certain shareholders of SIBIA (the "Lock-up Shareholders") as follows: (i) The Salk Institute for Biological Studies - 1,933,461 shares; (ii) Skandigen AB - 986,696 shares; and (iii) William T. Comer
- 267,900 shares and 189,790 options exercisable within 60 days. Under the Shareholders Agreement, the Lock-up Shareholders have agreed, subject to the terms thereof, to tender all of their shares of SIBIA Common Stock to Merger Sub pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Lock-up Shareholders have also granted Merger Sub a proxy to vote their shares, representing approximately 34.1% of the issued and outstanding shares of SIBIA Common Stock as of July 23, 1999, in favor of the merger. Simultaneously with the execution and delivery of the Merger Agreement, Merck also entered into an Option Agreement (the "Company Option") pursuant to which SIBIA granted to Merck an option to purchase 1,931,050 shares of Common Stock, subject to the terms thereof. If this option were to be exercised and these shares were issued to Merck and outstanding, such shares would, together with the shares subject to the Shareholders Agreement, represent approximately 44.9% of the issued and outstanding shares of SIBIA Common Stock as of July 23, 1999.

      The foregoing summary of the Shareholders Agreement and Company Option is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the Schedule 13D and the Schedule 14D-1 filed with respect to SIBIA on the date hereof.





**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                     /s/  Judy C. Lewent                8/6/99
                                     -------------------------------    -------
                                  **Signature of Reporting Person        Date
                                     Senior Vice President and Chief
                                     Financial Officer
                                     on behalf of MERCK & CO., INC.


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                                                 SEC 1473 (8-99)

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


                                              Joint Filer Information


Name:                               MC Subsidiary Corp.

Address:                            c/o Merck & Co., Inc.
                                    One Merck Drive
                                    Whitehouse Station, New Jersey  08889

Designated Filer:                   Merck & Co., Inc.

Issuer & Ticker Symbol:             SIBIA Neurosciences, Inc. (SIBI)

Date of Event Requiring Statement:  7/30/99

Signature:                          MC SUBSIDIARY CORP.

                                    By: /s/  Judy C. Lewent
                                        -------------------------------
                                        Name:  Judy C. Lewent
                                        Title:   President



                                                                 SEC 1473 (8-99)

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